There are a total of 61 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 3 2004
WASH. D.C. 202

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

04051086

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

PROCESSED
DEC 07 2004
THOMSON
FINANCIAL

ELTEK LTD.

6-K Items

1. Eltek Ltd. Consolidated Financial Statements as of December 31, 2003.

Eltek Ltd.

Consolidated Financial Statements
As of December 31, 2003

Consolidated and Company Financial Statements as of December 31, 2003

Contents

Report of Independent Public Accounting Firm

Board of Directors and Shareholders of Eltek Ltd.

We have audited the accompanying consolidated and company balance sheets of Eltek Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated and company statements of operations, changes in shareholders' equity, and cash flows, for the three years period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We did not audit the financial statements of Kubatronik Leiterplatten GmbH ("Kubatronik"), which statements reflect total assets constituting 12.4% of total consolidated assets as of December 31, 2003, and total revenues constituting 9.3% for the year ended December 31, 2003. Those statements, which were prepared on the basis of US GAAP, were audited by an other auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kubatronik, before conversion to generally accepted accounting principles in Israel, is based solely on the report of the other auditor.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance Regulations, 1973 and in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits (which include procedures relating to adjustments to convert information with respect to Kubatronik as reported under US GAAP to Israeli GAAP) provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent auditor, the financial statements, Consolidated and Company, referred to above present fairly, in all material respects, the Consolidated and Company financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations, changes in their shareholders' equity and their cash flows for the three years in the period ended December 31, 2003 and in conformity with accounting principles generally accepted in Israel.

As explained in Note 2B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 27 to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member of KPMG International
Petach-Tikva, Israel: June 14, 2004

Balance Sheets - Consolidated and Company

Adjusted to New Israeli Shekels of December 2003

	Note	Consolidated December 31 2002 NIS	Consolidated December 31 2003 NIS	Company December 31 2002 NIS	Company December 31 2003 NIS	Convenience translation Consolidated** December 31 2003 (Unaudited) US$
				(in thousands)		
Assets						
Current assets						
Cash and cash equivalents	3	6,237	**4,371**	3,491	**1,248**	**998**
Receivables:						
Trade	4	25,374	**19,787**	24,377	**18,820**	**4,518**
Other	5	1,634	**2,262**	*3,374	**5,109**	**517**
Inventories	6	12,392	**13,158**	11,396	**11,618**	**3,005**
Prepaid expenses		1,189	**693**	1,148	**648**	**158**
Total current assets		46,826	**40,271**	43,786	**37,443**	**9,196**
Long-term investments	7	-	-	*11,183	**10,639**	-
Property and equipment, net	8	54,032	**43,381**	49,629	**38,162**	**9,907**
Goodwill	1; 9	4,973	**4,972**	-	-	**1,135**
Total assets		105,831	**88,624**	104,598	**86,244**	**20,238**

* Reclassified.

** See Note 2E

The accompanying notes are an integral part of the financial statements.

		Consolidated		Company		Convenience translation Consolidated**
		December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003
						(Unaudited)
	Note	NIS	NIS	NIS	NIS	US$
				(in thousands)		
Liabilities and shareholders' equity						
Current liabilities						
Short-term credit and current maturities of long-term debts	10	20,731	**19,461**	20,688	**19,461**	**4,444**
Trade payables	11	22,696	**22,314**	22,446	**21,146**	**5,095**
Other liabilities and accrued expenses	12	7,920	**8,555**	6,890	**7,313**	**1,954**
Total current liabilities		51.347	**50,330**	50.024	**47,920**	**11,493**
Long-term liabilities						
Long-term debt, excluding current maturities	13	20,731	**13,692**	20,731	**13,692**	**3,127**
Employee severance benefits, net	14	994	**940**	933	**864**	**215**
Total long-term liabilities		21,725	**14,632**	21,664	**14,556**	**3,342**
Commitments and contingent liabilities	15					
Provision for losses of subsidiaries	7	-	-	1,991	**2,076**	-
Minority interests		1,840	**1,970**	-	-	**450**
		1,840	**1,970**	1,991	**2,076**	**450**
Convertible debenture note	16	-	**2,295**	-	**2,295**	**524**
Shareholders' equity	17					
Ordinary shares, NIS 0.6 par value Authorized 50,000,000 shares, issued and outstanding 4,885,651 shares as of December 31, 2002 and 2003		29,334	**29,334**	29,334	**29,334**	**6,699**
Additional paid-in capital		51,985	**51,985**	51,985	**51,985**	**11,871**
Capital reserves related to loans from controlling shareholders		10,010	**10,010**	10,010	**10,010**	**2,286**
Cumulative foreign currency translation adjustments		539	**2,004**	539	**2,004**	**458**
Capital reserves		6,685	**6,685**	6,685	**6,685**	**1,527**
Accumulated deficit		(67,634)	**(80,621)**	(67,634)	**(80,621)**	**(18,412)**
Total shareholders' equity		30,919	**19,397**	30,919	**19,397**	**4,429**
Total liabilities and shareholders' equity		105,831	**88,624**	104,598	**86,244**	**20,238**

Arieh Reichart
President, Chief Executive Officer

Amnon Shemer
Chief Financial Officer

Nissim Gilam
Chairman of the board of directors

Date: June 14, 2004

The accompanying notes are an integral part of the financial statements.

Statements of Operations - Consolidated and Company

Adjusted to New Israeli Shekels of December 2003

	Note	Consolidated Year ended December 31 2001	Consolidated Year ended December 31 2002	Consolidated Year ended December 31 2003	Company Year ended December 31 2002	Company Year ended December 31 2003	Convenience translation** Consolidated Year ended December 31 2003 (Unaudited)
		NIS	NIS	NIS	NIS	NIS	US$
		(in thousands, except earnings (loss) per share data)					
Revenues	18	119,920	108,035	108,303	100,545	93,817	24,732
Cost of revenues	19	(101,335)	(106,458)	(102,643)	(100,978)	(90,803)	(23,440)
Gross profit (loss)		18,585	1,577	5,660	(433)	3,014	1,292
Research and development income (expenses), net	20	(398)	(116)	18	(116)	18	4
Selling, general and administrative expenses	21	(14,273)	(15,152)	(14,996)	(13,405)	(11,687)	(3,424)
Amortization of goodwill	9	-	(292)	(584)	-	-	(133)
Operating income (loss)		3,914	(13,983)	(9,902)	(13,954)	(8,655)	(2,261)
Financial expenses, net	22	(1,799)	(1,443)	(2,989)	(1,081)	(2,226)	(683)
Income (loss) before other income (expenses), net		2,115	(15,426)	(12,891)	(15,035)	(10,881)	(2,944)
Other income (expenses), net	23	718	290	(20)	(108)	(108)	(5)
Income (loss) before taxes on income		2,833	(15,136)	(12,911)	(15,143)	(10,989)	(2,949)
Taxes on income	24	-	(380)	(194)	(94)	96	(44)
Net income (loss) after taxes on income		2,833	(15,516)	(13,105)	(15,237)	(10,893)	(2,993)
Company's share in losses of subsidiaries, net	7	-	-	-	(477)	(2,094)	-
Minority share in subsidiary's net loss (income)		-	(198)	118	-	-	27
Net income (loss)		2,833	(15,714)	(12,987)	(15,714)	(12,987)	(2,966)
Basic and diluted net earnings (loss) per NIS 1 par value of the share capital*		0.96	(5.36)	(3.61)	(5.36)	(3.61)	(0.82)
Total par value of shares used to compute basic and diluted net earnings (loss) per NIS 1 par value of share		2,932	2,932	3,569	2,932	3,569	3,569

* Ordinary shares of a par value of NIS 0.6 each.
** See Note 2E

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Shareholders' Equity (Consolidated and Company)

Adjusted to New Israeli Shekels of December 2003

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Capital reserves related to loans from controlling shareholders	Cumulative foreign currency translation adjustments	Receipts on accounts of shares	Capital reserves	Accumulated deficit	Total shareholders' equity
		NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
		(In thousands, except number of shares)							
Balance as of December 31, 2000	4,792,452	29,276	51,448	10,010	-	26	6,685	(54,753)	42,692
Changes during the year									
Employee stock option expenses, net	-	-	75	-	-	-	-	-	75
Exercise of employee stock options	93,199	58	462	-	-	(26)	-	-	494
Net income	-	-	-	-	-	-	-	2,833	2,833
Balance as of December 31, 2001	4,885,651	29,334	51,985	10,010	-	-	6,685	(51,920)	46,094
Changes during the year									
Cumulative foreign currency translation adjustments	-	-	-	-	539	-	-	-	539
Net loss	-	-	-	-	-	-	-	(15,714)	(15,714)
Balance as of December 31, 2002	4,885,651	29,334	51,985	10,010	539	-	6,685	(67,634)	30,919
Changes during the year									
Cumulative foreign currency translation adjustments	-	-	-	-	1,465	-	-	-	1,465
Net loss	-	-	-	-	-	-	-	(12,987)	(12,987)
Balance as of December 31, 2003	4,885,651	29,334	51,985	10,010	2,004	-	6,685	(80,621)	19,397
		In US$ thousands*							
Convenience translation year ended December 31, 2003 (unaudited)	4,885,651	6,699	11,871	2,286	458	-	1,527	(18,412)	4,429

* See Note 2E

The accompanying notes are an integral part of the financial statements.

Statement of Cash Flows - Consolidated and Company

Adjusted to New Israeli Shekels of December 2003

			Consolidated		Company	Convenience translation* Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Net income (loss)	2,833	(15,714)	**(12,987)**	(15,714)	**(12,987)**	**(2,966)**
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:						
Employee stock option expenses, net	75	-	-	-	-	-
Inflationary impact on long-term debts	199	(609)	**(706)**	(609)	**(706)**	**(161)**
Depreciation	11,539	13,904	**14,938**	12,941	**12,993**	**3,411**
Amortization of goodwill	-	292	**584**	-	-	**133**
Write-off of other assets	12	26	-	26	-	-
Loss (gain) on disposal of fixed assets	42	(415)	**(200)**	(8)	**(112)**	**(46)**
Company's share in losses of subsidiaries, net	-	-	-	477	**2,094**	-
Minority share in subsidiary's net income (loss)	-	198	**(118)**	-	-	**(27)**
Increase (decrease) in employee severance benefits, net	(125)	110	**(62)**	99	**(69)**	**(14)**
Decrease (increase) in trade receivables	(14)	4,052	**5,721**	3,919	**5,557**	**1,307**
Decrease (increase) in other receivables and prepaid expenses	(49)	20	**20**	**(26)	**(1,235)**	**5**
Decrease (increase) in inventories	(793)	3,343	**(632)**	3,111	**(222)**	**(144)**
Increase (decrease) in trade payables	(132)	3,071	**(503)**	3,189	**(1,381)**	**(115)**
Increase (decrease) in other liabilities and accrued expenses	(1,714)	(2,102)	**391**	(746)	**423**	**89**
Accrued interest on convertible debenture	-	-	**105**	-	**105**	**24**
Net cash provided by operating activities	11,873	6,176	**6,551**	6,659	**4,460**	**1,496**

Statement of Cash Flows - Consolidated and Company (cont'd)

Adjusted to New Israeli Shekels of December 2003

			Consolidated		Company	Convenience translation* Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Cash flows used in investing activities:						
Investment in subsidiary	-	-	-	(11,890)	-	-
Repayment of loan to Subsidiary	-	-	-	**1,133	-	-
Acquisition of newly - consolidated subsidiary (Annex A)	-	(4,259)	-	-	-	-
Purchase of fixed assets	(20,052)	(7,963)	**(3,797)**	(6,959)	**(1,631)**	**(867)**
Dividends declared prior to the acquisition and paid to the shareholders	-	(2,644)	-	-	-	-
Proceeds from sale of Fixed assets	11	453	**304**	15	**217**	**69**
Net cash used in investing activities	(20,041)	(14,413)	**(3,493)**	(17,701)	**(1,414)**	**(798)**
Cash flows provided by (used in) financing activities:						
Increase (decrease) in short-term credit of three months or less	4,327	4,884	**(1,388)**	4,841	**(1,339)**	**(317)**
Repayment of long-term loans	(7,693)	(8,614)	**(6,116)**	(8,614)	**(6,116)**	**(1,397)**
Long-term loans received	12,933	11,948	-	11,948	-	-
Exercise of employee stock options	494	-	-	-	-	-
Dividend distributions	-	(625)	-	-	-	-
Issue of convertible debenture	-	-	**2,166**	-	**2,166**	**495**
Net cash provided by (used in) financing activities	10,061	7,593	**(5,338)**	8,175	**(5,289)**	**(1,219)**
Adjustments from translation of financial statements of autonomous units	-	309	**414**	-	-	**95**
Net increase (decrease) in cash and cash equivalents	1,893	(335)	**(1,866)**	(2,867)	**(2,243)**	**(426)**
Cash and cash equivalents at beginning of period	4,679	6,572	**6,237**	6,358	**3,491**	**1,424**
Cash and cash equivalents at end of period	6,572	6,237	**4,371**	3,491	**1,248**	**998**

* See Note 2E
** Reclassified
The accompanying notes are an integral part of the financial statements.

13

Statements of Cash Flows - Consolidated and Company (cont'd)

Adjusted to New Israeli Shekels of December 2003

	Consolidated Year ended December 31 2002 NIS In thousands
Annex A – Acquisition of newly consolidated subsidiary	
Assets and liabilities of subsidiary at date of acquisition	
Working capital (other than cash)	2,694
Fixed assets	(4,154)
Goodwill	(4,998)
Minority interests	2,152
Employees severance benefits	47
	(4,259)

Annex B – Non cash investing activities

In May 2002, the Company purchased a computer system for the price of NIS 1,262 thousand by means of a long-term loan for five years. The loan is being repaid in 48 monthly installments beginning in May 2003.

Note 1 - General

Eltek Ltd. ("the Company") was incorporated in Israel in 1970. The Company manufactures and supplies advanced printed circuit boards ("PCB"), complex multi-layer back-planes and flex rigid board circuits for sophisticated electronic equipment. The principal market of the Company is in Israel.

In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (see below).
All of the excess of the consideration over the fair value of Kubatronik's assets and liabilities was attributed to goodwill.

The Company incurred losses of approximately NIS 13 million in 2003 and has a working capital deficit of NIS 10.5 million as at December 31, 2003. The management has taken a series of measures during 2003 that are intended to put the Company on a positive track, such as a reduction in workforce and new finance arrangements with the banks as described hereafter.

In July 2003, the Company finalized a process of restructuring its long-term loans and reached a new settlement with its banks: The restructuring included the postponement of 60% of the Company's current maturities repayments of long-term loans for ten months with Israel Discount Bank Ltd. (from June 1, 2003 to March 31, 2004) and for one year with Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd. (from July 1, 2003 to June 30, 2004) – the postponed maturities repayments will recommence in July 2004. The remaining 40% and the interest on the entire principal have been repaid monthly as scheduled.

This refinancing was conditioned upon the injection of US$500,000 by a company controlled by the Company's major shareholder, which was given by way of issuance of a convertible debenture note, (see Note 16).

Financial covenants in respect of such bank loans requires that the shareholders' equity be the higher of NIS 20 million or 20% of the total balance sheet. For these purposes, shareholders' equity includes the Company's outstanding convertible debenture note and excludes prepaid expenses. As at the balance sheet date, the Company is in compliance with such covenants.

In addition, the banks agreed to renew the Company's short-term credit facilities up to June 30, 2004 subject to the above conditions and the achievement of the Company's projected work plan and the cash flows to be derived therefrom.

Furthermore, the bank providing the Company with the loan to acquire Kubatronik has required, that should any dividend distribution be made by Kubatronik, then the proceeds therefrom should be used to repay the designated loan.

A further financing step undertaken by the Company's management is to enter into a "debt factoring transaction" with Investec Bank (Israel) Ltd. in amounts of up to US$ 1 million.
The Banks agreed that such a factoring facility will be available to the Company until June 30, 2004.

Prior to the approval of these financial statements, the Company, although not achieving the workplan goals for 2003, was awarded with additional revolving credit until June 30, 2005 and the factoring facility was extended until June 30, 2005.

Note 1 - General (cont'd)

Acquisition of Kubatronik Leiterplatten GmbH

On June 10, 2002, the Company signed a Share Purchase Agreement ("SPA") for the purchase of 76% of the shares of Kubatronik – Leiterplatten GmbH ("Kubatronik"). The purchase was € 2.6 million (NIS 11.8 million).

Pursuant to the agreement, the seller has the right to require the Company to purchase ("Put option"), and the Company has the right to require the seller to sell to the Company ("Call option"), the seller's remaining 24% holdings in Kubatronik. The price for the option is based on the value of the acquisition subject to certain price adjustments set forth below, but not less than € 552,000 and not to exceed € 920,000.

The price adjustment mechanism for the Put option is that if the ratio of earning before tax from the revenue ("the Ratio") increases over 23% - for every 1% the price will increase by 1%. If the Ratio decreases 23% - for every 1% the price will decrease by1.25%.
The price adjustment mechanism for the Call option is that if the Ratio increases over 23% - for every 1% the price will increase by1.5%. If the Ratio decreases 23% - for every 1% the price will decrease by 1%.
All of the above is based on the last audited financial statements of Kubatronik as of the date of the seller's employment termination with Kubatronik. The seller terminated his employment on October 2003 and through June 14, 2004 did not approach the Company to exercise his option, which expires two years after his termination. The Company's management believes that the option has minimal value, and therefore did not reflect its value in the financial statements as prescribed in SFAS No. 133.

The Company has been consolidating the accounts of Kubatronik since June 10, 2002. The acquisition made by EN-Eltek resulted in the recognition of goodwill in the amount of €1.1 million (NIS 5 million).

Note 2 - Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which vary in certain significant respects from generally accepted accounting principles ("GAAP") in the U.S. , as described in Note 27.

A. Definitions

Certain terms used in these financial statements are defined as follows:

1. <u>Related parties</u> - as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel ("ICPAI") are:

    (a) Parties, one of which directly or indirectly -

        (1) owns 10% or more of the issued share capital of the other party, or of its voting rights or of the rights to appoint its directors, or
        (2) has the right to appoint its Chief Executive Officer ("CEO"), or
        (3) acts as its director or CEO.

Note 2 - Significant Accounting Policies (cont'd)

A. Definitions (cont'd)

1. Related parties - (cont'd)

   (b) Any corporate body in which a party mentioned in (a) above owns 25% or more of its issued share capital or of its voting rights or of the rights to appoint its directors.

   (c) Spouses and minor children of the parties mentioned in (a) above.

2. Interested parties - as defined in Section 1 of the Israeli Securities Law:

   (a) The holder of five percent or more of the issued share capital or voting rights of a company, a person who has the right to appoint one or more directors of a company or its CEO, a person serving as the CEO or as a director, an entity in which a person as described above holds twenty five percent or more of its issued share capital or of its voting rights, or has the right to appoint twenty five percent or more of its directors.

   (b) A subsidiary of a company, other than a nominee company.

   As applicable to the Company, related parties and interested parties as described above would all constitute related parties under U.S. GAAP as well.

3. Subsidiaries - companies whose financial statements are fully consolidated with those of the Company, whether directly or indirectly.

4. CPI - Israeli consumer price index as published by the Israeli Central Bureau of Statistics.

5. NIS - New Israeli Shekels.

B. Financial statements in adjusted Israeli currency

1. The Company presents its financial statements on the basis of NIS adjusted for the changes in the general purchasing power of the Israeli currency. Such adjustments are in accordance with opinions of the Institute of Certified Public Accountants in Israel.

2. The adjusted values of non-monetary assets do not purport to reflect their fair value but rather their historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency.

3. The meaning of the term "cost" in these financial statements is "adjusted cost".

4. Comparative figures were adjusted on the basis of the CPI published for December 2003. The financial statements present comparative consolidated figures for 2001 without the Company's figures, as there is no material difference between them.

Note 2 - Significant Accounting Policies (cont'd)

5. Principles of adjustment

(a) Balance sheet

Non-monetary assets and liabilities (such as inventories, fixed assets and shareholders' equity items) have been adjusted for changes in the CPI between the month the transaction occurred and that of December 2003.

Monetary assets and liabilities are presented at their nominal value.

(b) Statement of Operations

Income and expense items have been adjusted as follows:

(1) Income and expense items related to non-monetary items (such as cost of materials and depreciation), or to allowances that have been established in the balance sheet (such as accruals for severance obligations and for vacation pay) have been adjusted for changes in the CPI for the related balance sheet item.

(2) Investments in investees and the equity in the results of their operations for the current year, as well as the minority interest in subsidiaries and the share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

(3) Other income and expense items, except for finance income and expenses, net, have been adjusted for changes in the CPI between the month the transaction occurred and December 2003.

(4) The financing component represents financing income and expenses in real terms, as well as the effects of inflation on monetary items during the period. The amount of gain or loss resulting from the effects of inflation on monetary assets and liabilities is included as part of financing income or expenses.

(c) Kubatronik - autonomous foreign company

The financial statements of Kubatronik are adjusted on the basis of the exchange rate of the Euro, in accordance with Section 29 of Opinion 36 of the ICPAI.

According to the requirements of Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the balance sheet data and the statements of operations for the year then ended are translated into NIS based on the exchange rate prevailing of the foreign currency in which the financial statements of this company was prepared at the end of the year. Balance sheet items as based on the beginning of the year, and changes in equity during the year were translated according to the exchange rate of NIS at the beginning of the year or at the date of the change, respectively, and then adjusted to the changes in the CPI until December 2003.

Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments ".

Note 2 - Significant Accounting Policies (cont'd)

C. Principles of consolidation

1. The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatronik, Eltek International and Eltek Europe).

2. All intercompany transactions and balances were eliminated in consolidation.

D. Rate of exchange and linkage bases

1. Assets and liabilities denominated in, or linked to, foreign currencies have been recorded based on the representative exchange rate prevailing at balance sheet date as published by the Bank of Israel.

2. Balances linked to the CPI are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

3. Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	**Exchange rate of one dollar**	**Exchange rate of one Euro**
	Points	**NIS**	**NIS**
For the period ended:			
December 31, 2001	170.91	4.416	3.908
December 31, 2002	182.01	4.737	4.970
December 31, 2003	**178.58**	**4.379**	**5.533**
	%	**%**	**%**
Changes during the year ended:			
December 31, 2001	1.41	9.28	3.85
December 31, 2002	6.50	7.27	27.18
December 31, 2003	**(1.89)**	**(7.56)**	**11.33**

E. Presentation in U.S. dollars for convenience of the reader

For the convenience of the reader, the consolidated financial statements as of December 31, 2003 and for the year then ended have been translated into U.S. dollars, using the representative exchange rate as of December 31, 2003 (U.S. $1 = NIS 4.379). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F. Use of estimates

The financial statements which were prepared in accordance with generally accepted accounting principles, include numbers based on estimates and assumptions of the management, which take the factor of materiality into consideration. Actual results may differ from such estimates.

Note 2 - Significant Accounting Policies (cont'd)

G. Cash and cash equivalents

Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not encumbered by a lien.

H. Allowance for doubtful accounts

The allowance has been determined specifically for debts the collection of which, in Management's opinion, is doubtful.

I. Derivative financial instruments

The Company entered into certain currency forward transactions to manage exposure to foreign exchange rate and inflation fluctuations.

Since the transactions do not meet all of the hedging criteria, those transactions are measured at their fair value. Changes in fair value of such transactions are recorded as financial income or expense.

J. Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined as follows:

Raw materials	- Moving average basis
Work-in-process and completed products	- Direct production cost, plus allocated indirect expenses, all of which are on an average basis

K. Investment in non-marketable equity securities

Investment in non-marketable equity securities where the Company owns less than 20% of the outstanding voting shares are stated at cost unless there has been a decline in value, which is not of a temporary nature. During the year ended December 31, 2001, the Company wrote-off the investment due to management's estimation that a permanent decline in value of the investee had occurred.

Note 2 - Significant Accounting Policies (cont'd)

L. Property and equipment

1. Assets are recorded at cost.

2. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

	Mostly	Range
	%	%
Machinery and equipment	15	5-33
Office furniture and equipment	6	5-33
Motor vehicles	15	15-30
Leasehold improvements	10	5-25

M. Investments in investee companies

The investments in investee companies are presented using the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10-year period, commencing from acquisition date.

N. Deferred taxes

Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

The Company does not record deferred tax assets for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards if such temporary differences are not expected to be recovered in the foreseeable future.

Note 2 - Significant Accounting Policies (cont'd)

O. Standard No. 15

In February 2002, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in Value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The standard applies to the financial statements for periods starting on January 1, 2003, states that in most cases the transition will be by the "prospectively" method.
The adoption of the Standard had no effect on the results of operations of the Company.

P. Factoring of financial assets

The Company entered into accounts receivable factoring agreement with Investec Bank (Israel) Ltd. ("Investec"). Under the terms of the agreement, the Company has the option to factor receivables, with Investec on a non-recourse basis, provided that Investec approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

Since August 2003, there were no cases in which the Company had to reimburse the banks for accounts receivables following business commercial disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

As at December 31, 2003, net trade receivables amounting to NIS 4,318 thousand were factored.

Q. Revenue recognition

The Company recognizes revenues from sales of products upon delivery. Commission income is accounted for on the accrual basis. The Company accrues estimated warranty costs based on its historical experience.

R. Research and development

Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel (OCS), are expensed as incurred.

Note 2 - Significant Accounting Policies (cont'd)

S. Earnings (loss) per share

Earnings (loss) per share are computed based on the weighted average number of shares and share equivalents outstanding during each period, in accordance with Opinion No. 55 of the ICPAI.

T. Employee stock option expenses

The Company applies the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors. As such, the Company computes and records compensation expenses for grants whose terms are fixed with respect to the number of shares and option price only if the market price on the date of grant exceeds the exercise price of the stock option. The compensation cost for fixed plans is recorded over the period the employee performs the service to which the stock compensation relates. Since the exercise price to all option grants matched the market price of shares of the Company at the dates of grants, there is no compensation expenses to recognize and the accounting outcome of treatment under Israeli GAAP and under U.S. GAAP is identical.

U. Effects of new accounting standards prior to their application

1. In October 2001, the Israel Accounting Standards Board (IASB) published the following two new standards:

   a. Accounting Standard No. 12 – "Discontinuance of Adjustment of Financial Statements for Inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will cease as of January 1, 2003.

      In December 2002, IASB published Standard No. 17, which determines that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company had continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

      The application of Accounting Standard No. 12 is liable to have a material effect on the reported business results of the Company.

      The extent of the effect of the implementation of this Standard depends on the rate of inflation, the composition of the Company's assets and its financing resources.

   b. Accounting Standard No. 13 – "The Effects of Changes in Exchange Rates of Foreign Currency". The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect as mentioned above, and will take effect on January 1, 2004. The extent of its effect depends on the rate of inflation and changes in exchange rates.

Note 2 - Significant Accounting Policies (cont'd)

U. Effects of new accounting standards prior to their application (cont'd)

2. In March 2004, the IASB published Accounting Standard No. 20 on the goodwill Amortization Period (hereinafter - "the Standard"). The Standard provides that goodwill will be amortized methodically, over its useful life. The amortization period must reflect the best estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period shall not exceed 20 years from the first date of recognition.

   The Standard will apply to financial statements for periods beginning on or after January 1, 2004.

   The change in the amortization period of goodwill balances as of January 1, 2004 will be treated as a prospective change in estimate. Goodwill balances will be amortized methodically, over the balance of the period remaining until the end of the prescribed amortization period.

   The Company is evaluating the implications of the new Standard, but is unable, at this stage, to estimate the effect of the Standard on the financial statements.

Note 3 - Cash and Cash Equivalents

	Consolidated		Company		Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003 (Unaudited)
	NIS	NIS	NIS	NIS	US$
	(in thousands)				
New Israeli Shekels	949	**537**	947	**537**	**123**
Foreign currency	5,288	**3,834**	2,544	**711**	**875**
	6,237	**4,371**	3,491	**1,248**	**998**

As for pledges on assets, see Note 15A.

Note 4 - Trade Receivables

	Consolidated		Company		Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003 (Unaudited)
	NIS	NIS	NIS	NIS	US$
			(in thousands)		
Israeli customers	21,080	**15,993**	21,080	**15,993**	**3,652**
Foreign customers	4,541	**4,607**	3,512	**3,574**	**1,052**
Checks receivable	358	**403**	358	**403**	**92**
	25,979	**21,003**	24,950	**19,970**	**4,796**
Allowance for doubtful accounts	(605)	**(1,216)**	(573)	**(1,150)**	**(278)**
	25,374	**19,787**	24,377	**18,820**	**4,518**

As at December 31, 2003 one of the customers balance accounted NIS 2,792 thousand (14.1%) of the total consolidated balance (Company - 14.8%).

As for pledges on assets, see Note 15A.

Note 5 - Other Receivables

	Consolidated		Company		Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003 (Unaudited)
	NIS	NIS	NIS	NIS	US$
			(in thousands)		
Employees	153	**162**	153	**157**	**37**
Subsidiaries	-	**-**	*2,194	**3,301**	**-**
Commissions and other receivables	*461	**296**	*452	**295**	**68**
Suppliers	573	**503**	564	**495**	**115**
Government of Israel and other institutions	18	**12**	-	**11**	**3**
Government of Germany	418	**483**	-	**44**	**110**
Insurance companies	*11	**806**	*11	**806**	**184**
	1,634	**2,262**	3,374	**5,109**	**517**

* Reclassified

Note 6 - Inventories

	Consolidated		Company		Convenience Translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003
					(Unaudited)
	NIS	NIS	NIS	NIS	US$
			(in thousands)		
Raw materials:					
on hand	7,620	**7,522**	6,840	**6,541**	**1,718**
in transit	376	**423**	376	**423**	**97**
Work-in-process	2,918	**3,640**	2,738	**3,300**	**831**
Completed products	1,478	**1,573**	1,442	**1,354**	**359**
	12,392	**13,158**	11,396	**11,618**	**3,005**

Note 7 - Long-Term Investments

	Company	
	December 31 2002	December 31 2003
	NIS	NIS
A. Investments in subsidiaries:		
Cost of shares and long-term loan (1)	*10,757	**10,757**
Accumulated deficit	*(113)	**(2,122)**
Adjustments from translation of financial statements	539	**2,004**
	11,183	**10,639**
Offset by a provision for losses	(1,991)	**(2,076)**

* Reclassified

(1) Includes long-term loan in the amount of NIS 10,678 thousand

Note 7 - Long-Term Investments (cont'd)

		Company
	December 31 2002	December 31 2003
	NIS	NIS
B. Changes in the investments in subsidiaries		
Balance at the beginning of the year	(1,627)	**9,192**
Changes during the year:		
Investment in shares	79	-
Investment in long- term loan, net	11,811	-
Share in losses	(477)	**(2,094)**
Loan repayment	*(1,133)	-
Adjustments from the translation of financial statements	539	**1,465**
Balance at the end of the year	9,192	**8,563**
Presented in assets	11,183	**10,639**
Presented in liabilities	(1,991)	**(2,076)**

* Reclassified

Note 8 - Property and Equipment, Net

A. Consolidated

	December 31, 2003					Convenience translation
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total	December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Cost						
Balance as of December 31, 2002	129,191	26,631	2,176	6,368	164,366	37,535
Translation adjustments	1,750	258	88	578	2,674	611
Additions	2,986	607	132	72	3,797	867
Disposals	(27)	-	(922)	-	(949)	(217)
Balance as of December 31, 2003	**133,900**	**27,496**	**1,474**	**7,018**	**169,888**	**38,796**
Accumulated depreciation						
Balance as of December 31, 2002	87,127	15,978	1,572	5,657	110,334	25,196
Translation adjustments	1,296	165	69	550	2,080	475
Depreciation during the year	12,343	2,073	263	259	14,938	3,411
Disposals	(6)	-	(839)	-	(845)	(193)
Balance as of December 31, 2003	**100,760**	**18,216**	**1,065**	**6,466**	**126,507**	**28,889**
Net balance as of December 31, 2003	**33,140**	**9,280**	**409**	**552**	**43,381**	**9,907**
Net balance as of December 31, 2002	42,064	10,653	604	711	54,032	

As for pledges on assets, see Note 15A.

Note 8 - Property and Equipment, Net

B. Company

	December 31, 2003				
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total
	NIS	NIS	NIS	NIS	NIS
			(in thousands)		
Cost					
Balance as of December 31, 2002	116,204	24,718	1,526	2,082	144,530
Additions	1,078	547	-	6	1,631
Disposals	(27)	-	(664)	-	(691)
Balance as of December 31, 2003	**117,255**	**25,265**	**862**	**2,088**	**145,470**
Accumulated depreciation					
Balance as of December 31, 2002	77,513	14,750	1,058	1,580	94,901
Depreciation during the year	10,676	1,988	179	150	12,993
Disposals	(6)	-	(580)	-	(586)
Balance as of December 31, 2003	**88,183**	**16,738**	**657**	**1,730**	**107,308**
Net balance as of December 31, 2003	**29,072**	**8,527**	**205**	**358**	**38,162**
Net balance as of December 31, 2002	38,691	9,968	468	502	49,629

As for pledges on assets, see Note 15A.

Note 9 - Goodwill

		Consolidated	Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2003
			(Unaudited)
	NIS	NIS	US$
Balance at the beginning of the year	-	**4,973**	**1,135**
Goodwill of subsidiary at date of acquisition	4,998	**-**	**-**
Goodwill amortization	(292)	**(584)**	**(133)**
Adjustment from translation of financial statements	267	**583**	**133**
	4,973	**4,972**	**1,135**

Note 10 - Short-Term Credit and Current Maturities of Long-Term Debts

			Consolidated		Company	Convenience translation Consolidated
	Annual interest rate	December 31 2002	December 31 2003	December 31 2003	December 31 2003	December 31 2003
						(Unaudited)
	%	NIS	NIS	NIS	NIS	US$
				(in thousands)		
In New Israeli Shekels (unlinked)	7.4-8.2	13,345	**12,100**	13,345	**12,100**	**2,763**
In U.S. dollars	2.75-3.45	1,645	**1,551**	1,645	**1,551**	**354**
In Euro		43	**-**	-	**-**	
Current maturities of long-term liabilities to banks		5,698	**5,810**	5,698	**5,810**	**1,327**
		20,731	**19,461**	20,688	**19,461**	**4,444**

As to pledges securing the credit, see Note 15A.

Note 11 - Trade Payables

	Consolidated		Company		Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003 (Unaudited)
	NIS	NIS	NIS	NIS	US$
			(in thousands)		
Israeli suppliers	18,193	**12,054**	18,193	**12,054**	**2,752**
Foreign suppliers	3,309	**5,927**	3,059	**4,759**	**1,354**
	21,502	**17,981**	21,252	**16,813**	**4,106**
Checks payable	1,194	**4,333**	1,194	**4,333**	**989**
	22,696	**22,314**	22,446	**21,146**	**5,095**
Including current maturities of long-term debt related to capital leases	201	**282**	201	**282**	**64**

Note 12 - Other Liabilities and Accrued Expenses

	Consolidated		Company		Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003 (Unaudited)
	NIS	NIS	NIS	NIS	US$
			(in thousands)		
Accrued payroll and related benefits	3,385	**3,747**	2,794	**3,134**	**855**
Vacation pay	2,335	**2,232**	2,256	**2,099**	**510**
Government of Israel and other institutions	356	**372**	356	**372**	**85**
Government of Germany and other German institutions	144	**7**	-	**-**	**2**
Accrued expenses	1,306	**1,822**	1,097	**1,333**	**416**
Other liabilities	394	**375**	387	**375**	**86**
	7,920	**8,555**	6,890	**7,313**	**1,954**

Note 13 - Long-Term Debt, Excluding Current Maturities

Consolidated and Company

A. Banks

	Annual interest rate	December 31 2002	December 31 2003	Convenience translation December 31 2003 (Unaudited)
	%	NIS	NIS	US$
		(in thousands)		
Linkage terms				
U.S. dollar	2.63-3.28	13,284	**9,349**	**2,135**
CPI	5.95-7.05	9,599	**6,250**	**1,427**
Unlinked	7.1-8	2,548	**3,245**	**741**
		25,431	**18,844**	**4,303**
Less - current maturities		(5,698)	**(5,810)**	**(1,327)**
		19,733	**13,034**	**2,976**

B. Capital leases

	Annual interest rate	December 31 2002	December 31 2003	Convenience translation December 31 2003 (Unaudited)
	%	NIS	NIS	US$
			(in thousands)	
U.S. dollars linked	1.6	1,199	**940**	**215**
Less - current maturities		(201)	**(282)**	**(64)**
		998	**658**	**151**
Total long-term debt		20,731	**13,692**	**3,127**

Note 13 - Long-Term Debt, Excluding Current Maturities (cont'd)

C. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2003 are as follows:

	December 31 2002	December 31 2003	Convenience translation December 31 2003
			(Unaudited)
	NIS	NIS	US$
	(in thousands)		
First year (current maturities)	5,899	**6,092**	**1,391**
Second year	7,346	**7,176**	**1,639**
Third year	7,034	**5,067**	**1,157**
Fourth year	4,915	**1,449**	**331**
Fifth year and thereafter	1,436	**-**	**-**
	20,731	**13,692**	**3,127**
	26,630	**19,784**	**4,518**

As to pledges securing the loans - see Note 15A.

Note 14 - Employee Severance Benefits, net

1. The Company participates in a defined contribution pension plan and makes regular deposits with a pension fund securing pension rights on behalf of most of its non-senior employees. The custody and management of the amounts so deposited are independent of the Company and the amounts funded are credited to personal accounts of the employees. Accordingly, such amounts funded (included in expenses on an accrual basis) and the total liability are reflected in the balance sheet on a net basis. In respect of its other employees, the Company purchases individual insurance policies intended to cover the Company's retirement benefits obligations. Similar to that stated above regarding the pension plan deposits, the amounts paid for the insurance policies are not reflected in the balance sheet as such amounts are not under the Company's control.

   In addition, occasionally, the Company makes deposits with a Central Severance Pay Fund ("CSPF") in respect of those obligations under the Israeli Severance Pay Law which may not be covered in full by the above arrangements.

33

Note 14 - Employee Severance Benefits, net (cont'd)

2. The Company's severance obligation is calculated on the basis of the latest monthly salary of each employee multiplied by the number of years of employment with the Company. The obligation is partially funded.

3. Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees. Such amounts deposited and the related liability are reflected in the consolidated balance sheet.

   In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights since such deposits are not required under the German law.

4. Details of the provision and amounts funded in respect of CSPF:

	Consolidated		Company		Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003
					(Unaudited)
	NIS	NIS	NIS	NIS	US$
	(in thousands)				
Liability for employee severance benefits	3,821	**3,792**	3,696	**3,622**	**866**
Assets held for severance benefits	(2,827)	**(2,852)**	(2,763)	**(2,758)**	**(651)**
Employee severance benefits, net	994	**940**	933	**864**	**215**

Note 15 - Commitments and Contingent Liabilities

A. 1. The Company has pledged certain assets and the rights to any insurance claims on such assets to secure its indebtedness with banks, as well as floating lien on all its remaining assets in favor of the banks.

2. As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 24A), pledges have been recorded on the Company's assets in favor of the State of Israel.

3. The Company has also pledged a computer system to a supplier to secure its indebtedness.

Note 15 - Commitments and Contingent Liabilities (cont'd)

4. According to the terms of the agreement with the banks, the Company has been required that the shareholders' equity be the higher of NIS 20 million or 20% of the total balance sheet (see also Note 1 above). In addition, the Company has been required to partially repay the current debt by way of future divestitures of specific assets, in the event that the assets are sold.

5. The Company has signed a factoring agreement pursuant to which it entitled to a $ 1 million credit line until June 30, 2005, in consideration for the assignment of an equal amount of its trade receivable.

B. 1. In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. The Company intends to deny liability and to assert that no agreement was entered into between the parties, no compensation was agreed upon, and that the amount of the claim is baseless. The lawsuit is in its preliminary stages. Based on the opinion of the Company's legal counsel, the Company believes that it has good defenses against the claim, and that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

2. In the year 2002, one of the Company's customers demanded that the Company pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCB that were manufactured and supplied by the Company. Although, the Company disagrees with the customer's claim, it is trying to resolve this issue out of court and has recorded a provision in respect of its self-coverage insurance. (See also Note 23).

C. As of December 31, 2003, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS 3.4 million (Company – NIS 3.3 million).

D. 1. The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in December 2011 and June 2008, respectively.

2. Two parking areas that serve the employees of the Company and Kubatronik are leased under operating agreements which expire in December 2006 and December 2010, respectively.

3. Four production machines are leased under operating agreements which expire in May and October 2005, September 2007 and June 2008.

4. The Company has signed maintenance agreements for production equipment which expire in July and December 2004 and March 2005.

Note 15 - Commitments and Contingent Liabilities (cont'd)

5. Fifteen vehicles are leased under three years operating agreements.

6. The Company has signed an agreement for strategic consulting that will be performed during 2004.

Minimum future payments due under the above agreements are as follows:

	Consolidated	Company	Convenience translation Consolidated
	December 31 2003	December 31 2003	December 31 2003
			(Unaudited)
	NIS	NIS	US$
		(in thousands)	
First year	6,149	5,484	1,404
Second year	5,479	4,923	1,251
Third year	4,944	4,466	1,129
Fourth year	4,419	3,919	1,009
Fifth year and thereafter	12,604	12,328	2,879
	33,595	31,120	7,672

Note 16 - Convertible Debenture Note

In July 2003, the Company issued a convertible debenture note ("the Note") in the principal amount of $ 500,000 to Merhav M.N.F - an Israeli company controlled by the Company's major shareholder ("Merhav").

The Note will be due in full four years from its issuance date. The Note bears interest at the rate of 10% per year, compounded on a quarterly basis.

Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of the Company at a price of $ 0.33 per ordinary share. The Company may at its sole discretion repay the accrued interest on the principal of the Note to Merhav.

As of December 31, 2003, the Note including accrued interest is convertible into 1,587,921 ordinary shares which constitutes 24.5% of the company's ordinary shares after conversion.

Subsequent to the balance sheet date, $ 200,000 out of the Note was converted into 606,060 ordinary shares.

Note 17 - Shareholders' Equity

A. Authorized, issued and paid up share capital in historical terms is as follows:

	Authorized	Issued and paid
	December 31 2002 and 2003	December 31 2002 and 2003
	(in thousands)	(in thousands)
Number of shares:		
Ordinary Shares of par value NIS 0.6 each	**50,000**	**4,886**
Amount in nominal NIS:		
Ordinary Shares of par value NIS 0.6 each	**30,000**	**2,932**

B. Options

In January 1997, the Company adopted the Eltek Ltd. 1996 Stock Option Plan (the "Plan"). The Plan authorizes the issuance of options to purchase an aggregate number of 474,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three year period (iii) may not be exercised for a period of one year from the date of grant, and (iv) can be converted as the basis of one option per share.

The Plan is under the administration of the Compensation Committee appointed by the Board of Directors.

The Board of Directors of the Company may, at any time and at its sole and absolute discretion, suspend, terminate or amend the Plan in any manner. However, in no event may any action of the Company alter or impair the rights of a grantee under any outstanding option without their consent.

As of December 31, 2003, options for the purchase of 144,999 ordinary shares having exercise prices ranging from $ 1.375 to $ 1.75 per share had been granted under the Plan. Of such options 107,999 options have been exercised.

In addition to the options that were granted under the Plan, the Company granted options with no additional consideration payable upon their exercise to a former officer and certain key employees in January 1997 of which 16,000 options have been exercised into ordinary shares.

In August 2000, the Company adopted the Eltek Ltd. 2000 stock option plan (the "New Plan"). The New Plan authorizes the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three-year period and (iii) may not be exercised for a period of one year from the date of grant. The exercise price of these options is equal to the market value of the underlying stock on the date of the grant.

As of December 31, 2003, options for the purchase of 416,333 ordinary shares having exercise price of $ 4.375 per share had been granted under the New Plan.

37

Note 17 - Shareholders' Equity (cont'd)

B. Options (cont'd)

A summary of the Company's plans and the other options that were granted to the Company's employees is presented below:

		Number of options	Weighted average exercise price
			US$
Balance as at December 31, 2000		771,766	3.82
	Granted	21,800	4.38
	Forfeited	(130,800)	4.35
	Exercised	(93,199)	1.27
Balance as at December 31, 2001		569,567	4.07
	Forfeited	(30,634)	3.80
Balance as at December 31, 2002		538,933	4.09
	Forfeited	(85,600)	3.70
Balance as at December 31, 2003		453,333	4.16

The following table summarizes information concerning options outstanding at December 31, 2003.

Exercise prices (U.S.$)	Number of options outstanding at December 31 2003	Number of options exercisable at December 31 2003	Remaining contractual life (in years)
1.75	**37,000**	**37,000**	0.9
4.38	**402,733**	**402,733**	1.6
4.38	**13,600**	**9,067**	2.4
	453,333	**448,800**	

Note 18 - Revenues

A. Revenues by activities

	Consolidated			Company		Convenience translation Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Sales of manufactured products	117,078	107,409	**107,212**	99,919	**92,691**	**24,483**
Sales of non-manufactured products	671	105	**786**	105	**786**	**179**
Commissions	2,171	521	**305**	521	**340**	**70**
	119,920	108,035	**108,303**	100,545	**93,817**	**24,732**

B. Revenues by geographic areas

	Consolidated			Company		Convenience translation Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Israel	95,168	81,839	**72,584**	81,839	**72,619**	**16,575**
Germany	*	*	**15,636**	*	*	**3,571**
Other foreign (mainly to Europe)	24,752	26,196	**20,083**	18,706	**21,198**	**4,586**
	119,920	108,035	**108,303**	100,545	**93,817**	**24,732**

* Less than 10%

Revenues, except for commissions which are attributed to Israel, are attributed to countries based on the location of customers.

C. (1) During the years ended December 31, 2002 and 2003 there were no major customers who accounted for more than 10% of the consolidated revenues (in 2001 - one major customer accounted for 12.2% of the consolidated revenues).

(2) During the year ended December 31, 2003, the Company had two major customers who accounted for NIS 9,864 thousand (10.5%) and NIS 9,522 thousand (10.2%) of the total revenues (in 2002 - there were no major customers who accounted for more than 10% of the revenues).

D. Segment reporting

The management of the Company considers the operation of the Company to be defined under one reporting segment, thus no segment reporting is required under accounting standard No. 11 to the IASB.

Note 19 - Cost of Revenues

	Consolidated			Company		Convenience translation Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Cost of materials and non-manufactured products (1)	41,112	39,434	**37,810**	38,251	**35,370**	**8,635**
Payroll and related benefits	36,070	35,541	**33,086**	32,976	**27,240**	**7,555**
Employee stock option expenses, net	42	-	-	-	-	-
Manufacturing expenses	15,010	17,021	**17,989**	16,244	**15,971**	**4,108**
Depreciation	10,970	13,488	**14,517**	12,561	**12,665**	**3,315**
Changes in inventories of completed products and work-in-process	(1,869)	974	**(759)**	946	**(443)**	**(173)**
	101,335	106,458	**102,643**	100,978	**90,803**	**23,440**

(1) The Company has three major suppliers of raw material, each of whom supplies more than 10% of its raw material. The following table shows the amounts of the purchases from each of the three suppliers:

	Consolidated		Company		Convenience translation Consolidated
	Percentage of total purchases from raw material suppliers	Year ended December 31 2003	Percentage of total purchases from raw material suppliers	Year ended December 31 2003	Year ended December 31 2003
					(Unaudited)
	%	NIS	%	NIS	US$
Supplier 1	20.4	7,665	21.9	7,665	1,750
Supplier 2	19.3	7,254	20.7	7,254	1,657
Supplier 3	*	*	10.2	3,590	*

* Less than 10%

Note 20 - Research and Development Expenses (Income), Net

Consolidated and Company

	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Convenience translation Year ended December 31 2003
				(Unaudited)
	NIS	NIS	NIS	US$
		(in thousands)		
Payroll and payments to subcontractors	719	-	-	-
Raw materials	139	-	-	-
Depreciation	184	-	-	-
(Approved) unapproved grants from the OCS	(644)	116	**(18)**	**(4)**
	398	116	**(18)**	**(4)**

In January 1999, the Company joined a consortium of companies operating in the electronic equipment industry. The consortium was established for a period which ended in July 2001. The consortium was under the supervision of the OCS. Within the framework of the consortium, the Company specialized in High Density Interconnect ("HDI") technology.

Under the terms of the consortium, each member of the consortium was provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The OCS reimbursed 66% of such approved research and development expenses.

These reimbursements were contingent upon the Company submitting monthly reports prepared in accordance with the requirements of the OCS but were not contingent upon royalties or any future payments being made by the Company.

Unapproved reimbursements from the OCS relating to research and development expenses that were debited in 2001 in the amount of NIS 116 thousand were included in research and development expenses, net in the year 2002.

In 2003, after the consortium has been discontinued, a surplus amount of money was distributed among the members and has been recorded as an income.

Note 21 - Selling, General and Administrative Expenses

	Consolidated			Company		Convenience translation
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Payroll and related benefits	6,148	6,930	**7,386**	5,805	**5,674**	**1,687**
Employee stock option expenses, net	33	-	-	-	-	-
Commissions	751	*597	**1,232**	788	**802**	**281**
Export and delivery expenses	1,472	*1,400	**1,275**	1,261	**972**	**291**
Office maintenance	856	815	**870**	756	**676**	**199**
Travelling	510	631	**422**	565	**349**	**96**
Depreciation	385	416	**421**	380	**328**	**96**
Professional services	1,767	1,757	**1,420**	1,334	**1,012**	**324**
Car maintenance	497	605	**579**	533	**516**	**132**
Public relations with investors	699	687	**383**	687	**383**	**87**
Other	1,155	1,314	**1,008**	1,296	**975**	**231**
	14,273	15,152	**14,996**	13,405	**11,687**	**3,424**

* Reclassified

Note 22 - Financial Expenses, Net

	Consolidated			Company		Convenience translation Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Expenses on long- term loans net of erosion	1,663	862	**399**	862	**399**	**91**
Expenses on short-term credit and bank charges net of erosion	885	612	**1,706**	598	**1,692**	**390**
Expenses on convertible debenture note	-	-	**112**	-	**112**	**26**
Gain from derivative instruments	(71)	-	-	-	-	-
Other financing expenses (income), net	(678)	(31)	**772**	(379)	**23**	**176**
	1,799	1,443	**2,989**	1,081	**2,226**	**683**

43

Note 23 - Other Income (Expenses), Net

			Consolidated		Company	Convenience translation Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Indemnification to customer (1)	-	(116)	**(161)**	(116)	**(161)**	**(37)**
Litigation (2)	760	-	**-**	-	**-**	**-**
Gain (loss) on disposals of fixed assets, net	(42)	415	**200**	8	**112**	**46**
Customs charges	-	-	**(59)**	-	**(59)**	**(14)**
Other expenses	-	(9)	**-**	-	**-**	**-**
	718	290	**(20)**	(108)	**(108)**	**(5)**

(1) During 2002, the Company received a demand from one of its customers to compensate it with respect to damages it claimed to have occurred as a result of the use of defective PCB that were manufactured and supplied by the Company. The Company has recorded a provision in respect of its estimated compensation cost.

(2) In April 2000, the Company served legal suit against a former employee. The former employee agreed to settle the claim by paying the Company NIS 760 thousand. During 2001, the Company received this sum.

Note 24 - Taxes on Income

A. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law")

Certain of the Company's investment programs in expanding its production facilities in Israel were granted "approved enterprise" status in accordance with the above Law. As of the date of these financial statements, two approved investment programs are applicable to the Company.

The investment programs are based on the Alternative Benefits track and provide for tax benefits as follows: a zero tax rate on the Company's undistributed income arising from the revenue that is derived from the "approved enterprise", for a period of two years, starting with the year in which the "Approved Enterprise" first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The periods of tax benefits relating to these programs have not yet commenced, and will expire no later than 2005 for one program and 2016 for the other.

Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the "approved enterprise". In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 15(A)(2) for a pledge registered in this respect.

The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the "approved enterprise".

Income of the Company not derived from the "approved enterprise" is subject to the regular corporate tax rate, which is 36%.

Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the Alternative Benefits track will be subject to corporate tax at the otherwise applicable rate of 25% in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise during the tax exemption period.

Note 24 - Taxes on Income (cont'd)

B. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustment Law")

The Company is taxed in accordance with the Inflationary Adjustment Law. Under the Inflationary Adjustment Law, taxable income as determined by the provisions of the Income Tax Ordinance is adjusted for the effect of inflation by allowing a "capital preservation deduction" or by charging an "addition for inflation" depending on whether the entity shows a positive or negative net equity adjusted for inflation on the basis of the changes in the CPI, in terms of the provisions of the Inflationary Adjustment Law.

C. Carryforward tax losses

As of December 31, 2003, the consolidated tax loss carryforwards was approximately NIS 62.4 million (Company - NIS 58.6 million). As discussed in Note 2N above, no deferred tax asset has been recorded in respect of these losses as available evidence indicates that it is not expected that such assets will be realized in the foreseeable future. The tax loss carryforward was revised to include the estimated accumulated effect of a change in depreciation expenses for tax purposes, derived from 2000 tax report submission.

D. Income tax assessments

The Company has received final tax assessments through the 1995 tax year.

Kubatronik is subject to German corporate tax of approximately 38% and has received final tax assessments through the 1999 tax year.

The Company's other subsidiaries have not yet received any final tax assessments since incorporation.

Note 24 - Taxes on Income (cont'd)

E. Reconciliation of the theoretical tax expense to the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 36% applicable to income of companies in Israel, and the actual tax expense, is as follows:

			Consolidated		Company	Convenience translation Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003
						(Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
Income (loss) before taxes as reported in the statement of operations	2,833	(15,136)	**(12,911)**	(15,143)	**(10,989)**	**(2,949)**
Statutory tax						
Statutory tax on the above amount (36%)	1,019	(5,448)	**(4,648)**	(5,451)	**(3,956)**	**(1,061)**
Difference between the tax rate applicable to a foreign subsidiary and the rate applicable to the Company	15	75	**4**	-	-	**1**
Timing differences in respect of which no deferred taxes were recorded:						
Loss carryforward for tax purposes	(3,124)	4,391	**2,217**	4,215	**1,942**	**506**
Depreciation	2,028	1,227	**1,931**	880	**1,231**	**441**
Other	(529)	27	**160**	5	**123**	**37**
	(591)	272	**(336)**	(351)	**(660)**	**(76)**
Non-deductible operating expenses	234	157	**87**	157	**87**	**20**
Others	357	(49)	**443**	288	**477**	**100**
Tax on income	-	380	**194**	94	**(96)**	**44**

Note 24 - Taxes on Income (cont'd)

F. Deferred taxes

	Consolidated		Company		Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2002	December 31 2003	December 31 2003
					(Unaudited)
	NIS	NIS	NIS	NIS	US$
			(in thousands)		
Deferred tax assets:					
Allowance for doubtful accounts	206	**491**	206	**467**	**112**
Severance pay	358	**338**	336	**311**	**77**
Bonus and vacation pay	796	**804**	796	**756**	**184**
Loss carryforward for tax purposes	18,968	**22,471**	18,792	**21,087**	**5,132**
Deferred tax liabilities:					
Inventories	(3)	**(21)**	(3)	**(21)**	**(5)**
Fixed assets	(7,557)	**(5,626)**	(7,903)	**(6,673)**	**(1,285)**
Translation adjustments	(194)	**(444)**	(194)	**(444)**	**(101)**
	12,574	**18,013**	12,030	**15,483**	**4,114**
Valuation allowance	(12,574)	**(18,013)**	(12,030)	**(15,483)**	**(4,114)**
	-	-	-	-	-

Note 25 - Benefits to Related and Interested Parties and Transactions With Them

	Consolidated			Company		Convenience translation Consolidated
	Year ended December 31 2001	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2003 (Unaudited)
	NIS	NIS	NIS	NIS	NIS	US$
A. Interested parties (1)	1,795	2,128	**3,003**	1,329	**1,422**	**686**
B. Other transactions with interested parties (2)	138	*316	**665**	-	-	**152**
C. Interest and exchange rate expenses (3)	-	-	**112**	-	**112**	**26**

* Represented

(1) Consolidated - 8 persons in the year 2003 (2002 - 7 persons; 2001 - 5 persons).
Company - 5 persons in each year.

(2) Travel expenses paid in the year ended December 31, 2001.
Rent fees paid by a subsidiary in the years ended December 31, 2002 and 2003 for premises and production equipment.

(3) Expenses on convertible debenture note (see Note 16).

D. The subsidiaries' debt balances in the financial statements of the Company as at December 31, 2003 and 2002 are NIS 3,301 thousand and NIS 2,194 thousand, respectively (see Note 5).

E. Compensation of directors

The Chairman of the Board of Directors and the external directors are compensated for their service on the Board of Directors and its committees. During the year ended December 31, 2003, the Company paid its directors NIS 272 thousand.

Note 26 - Disclosures Regarding Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short-term financial instruments, approximates their fair value because of the short maturity of these instruments.
Management estimates that the carrying value of its long-term debt as at December 31, 2003 also approximates its fair value because the interest on the long-term debt is similar to the market interest rate for similar debt instruments of comparable maturities.

Note 27 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States

The financial statements of the Company conform to Israeli GAAP which varies in certain significant respects from those followed in the United States of America. The effect of such differences on net income (loss) and shareholders' equity are set out below.

A. Financial statements in adjusted Israeli currency

The Company, in accordance with Israeli GAAP, presents its financial statements in constant New Israeli Shekels, as described in Note 2B. In accordance with U.S. GAAP the financial statements should be presented in current nominal historical monetary terms. However, as permitted by the U.S. Securities and Exchange Commission, the presentation of financial statements in a constant currency is acceptable. As such, the reconciliation of the financial statements does not include the effects of the presentation in constant currency.

B. Liability for employee severance benefits

Under Israeli GAAP, the severance obligation is presented on the balance sheet net of the assets held by the CSPF, whereas under U.S. GAAP, such assets are presented as long-term assets of the Company. (See also Note 14.4.)

C. Convertible debenture note

Under Israeli GAAP, the convertible debenture note is presented on the balance sheet as a separate item between long-term liabilities and shareholders' equity, whereas under U.S. GAAP it should be presented as a liability.

Note 27 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

D. Statement of cash flows

1) Cash paid for interest and for exchange rate differentials during the years ended December 31, 2003, 2002 and 2001, were NIS 2,593 thousand, NIS 2,408 thousand, NIS 2,127 thousand, respectively.

2) Cash paid to tax authorities during the years ended December 31, 2003, 2002 and 2001, were NIS 250 thousand (Company- NIS 138 thousand), NIS 153 thousand and NIS 208 thousand, respectively.

E. Goodwill amortization

Under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (Note 1) is amortized on a straight-line basis over 10 years. Under US GAAP, goodwill is no longer amortized but is evaluated for impairment in accordance with SFAS No. 142.

1) Effect on balance sheet items:

		Consolidated	Convenience translation Consolidated
	December 31 2002	December 31 2003	December 31 2003
			(Unaudited)
	NIS	NIS	US$
Israeli GAAP - Goodwill, net of amortization	4,973	**4,972**	**1,135**
US GAAP - Goodwill	5,265	**5,848**	**1,335**

Note 27 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

E. Goodwill amortization (cont'd)

2) Effect on statements of operation items:

	Consolidated and Company			Convenience translation
	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31
	2001	2002	2003	2003
				(Unaudited)
	NIS	NIS	NIS	US$
	(in thousands)			
Net income (loss) reported under Israeli GAAP	2,833	(15,714)	**(12,987)**	**(2,966)**
Amortization of goodwill	-	292	**584**	**133**
Net income (loss) under US GAAP	2,833	(15,422)	**(12,403)**	**(2,833)**

3) Effect on shareholders equity

Total shareholders equity – Israeli GAAP	30,919	**19,397**	**4,429**
Amortization of goodwill	292	**876**	**200**
Total shareholders equity – US GAAP	31,211	**20,273**	**4,629**

F. Earnings (loss) per share ("EPS")

Under Israeli GAAP and pursuant to Opinion No. 55, the dilutive effect of stock options is included in the computation of basic EPS only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the stock options.

In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("Statement 128"), basic EPS is calculated by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS assumes the issuance of ordinary shares for all potential dilutive ordinary shares outstanding during the year. The dilutive effect of stock options is considered in earnings (loss) per share calculations, if dilutive, using the treasury stock method.

Note 27 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

F. Earnings (loss) per share ("EPS")

Following are the details of the basic and diluted EPS under U.S. GAAP*:

	Consolidated and Company			Convenience Translation
	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31
	2001	2002	2003	2003
				(Unaudited)
	NIS	NIS	NIS	US$
	(in thousands)			
Basic EPS (NIS)	0.59	(3.16)	**(2.54)**	**(0.58)**
Weighted average number of shares used in basic EPS calculation (thousands)	4,825	4,886	**4,886**	**4,886**
Diluted EPS (NIS)	0.58	(3.16)	**(2.54)**	**(0.58)**
Weighted average number of shares and share equivalents used in diluted EPS calculation (thousands)	4,884	4,886	**4,886**	**4,886**

* EPS data is provided for one ordinary share of a par value of NIS 0.6 the actual par value of the shares as compared to the disclosure in the statement of operations where EPS data is presented based on NIS 1 par value per share as required under Israeli GAAP.

Note 27 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

G. Statement of other comprehensive income

In June 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("Statement 130"). The Company adopted Statement 130 during the year ended March 31, 1999. Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

	Consolidated and Company			Convenience Translation
	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31
	2001	2002	2003	2003
				(Unaudited)
	NIS	NIS	NIS	US$
		(in thousands)		
Net income (loss) – US GAAP	2,833	(15,422)	**(12,403)**	**(2,833)**
Translation adjustments	-	539	**2,004**	**458**
Net comprehensive income (loss) – US GAAP	2,833	(14,883)	**(10,399)**	**(2,375)**

H. Impact of recently adopted accounting standards

EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

Note 27 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

H. Impact of recently adopted accounting standards (cont'd)

EITF 00-21 - Revenue Arrangements with Multiple Deliverables (cont'd)

The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have an impact on the Company's consolidated financial statements.

I. Impact of recently issued accounting standards

1. FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For certain financial instruments the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not have any instruments that are within the scope of this statement.

Note 27 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

I. Impact of recently issued accounting standards (cont'd)

2. FASB Interpretation No. 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46(R) explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46(R) also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.

All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46(R) immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003. The adoption of FIN 46(R) did not have an impact on the Company's consolidated financial statement.

Note 28 - Assets and Liabilities Analyzed by Currency and Linkage Basis

A. Consolidated

	December 31, 2003						
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
				(in thousands)			
Cash and cash equivalents	-	537	693	3,055	86	-	4,371
Trade and other receivables and prepaid expenses	155	16,561	3,547	1,741	45	693	22,742
Inventories	-	-	-	-	-	13,158	13,158
Property and equipment, net	-	-	-	-	-	43,381	43,381
Goodwill	-	-	-	-	-	4,972	4,972
Total assets	155	17,098	4,240	4,796	131	62,204	88,624
Short-term credit and current maturities of long-term debts	2,350	13,272	3,839	-	-	-	19,461
Trade payables	-	11,582	4,648	6,084	-	-	22,314
Other liabilities and accrued expenses	493	5,968	818	1,260	16	-	8,555
Long-term debt, excluding current maturities	3,900	2,073	7,719	-	-	-	13,692
Employee severance benefits, net	-	864	-	76	-	-	940
Minority interests	-	-	-	-	-	1,970	1,970
Convertible debenture note	-	-	2,295	-	-	-	2,295
Total liabilities	6,743	33,759	19,319	7,420	16	1,970	69,227
Total shareholders' equity	(6,588)	(16,661)	(15,079)	(2,624)	115	60,234	19,397

Note 28 - Assets and Liabilities Analyzed by Currency and Linkage Basis (cont'd)

B. Consolidated

Convenience translation (unaudited)

	December 31, 2003 (Unaudited)						
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total
	US$	US$	US$	US$	US$	US$	US$
				(in thousands)			
Cash and cash equivalents	-	123	158	697	20	-	998
Trade and other receivables and prepaid expenses	35	3,782	810	398	10	158	5,193
Inventories	-	-	-	-	-	3,005	3,005
Property and equipment, net	-	-	-	-	-	9,907	9,907
Goodwill	-	-	-	-	-	1,135	1,135
Total assets	35	3,905	968	1,095	30	14,205	20,238
Short-term credit and current maturities of long-term debts	536	3,031	877	-	-	-	4,444
Trade payables	-	2,645	1,061	1,389	-	-	5,095
Other liabilities and accrued expenses	112	1,363	187	288	4	-	1,954
Long-term debt, excluding current maturities	891	473	1,763	-	-	-	3,127
Employee severance benefits, net	-	198	-	17	-	-	215
Minority interests	-	-	-	-	-	450	450
Convertible debenture note	-	-	524	-	-	-	524
Total liabilities	1,539	7,710	4,412	1,694	4	450	15,809
Total shareholders' equity	(1,504)	(3,805)	(3,444)	(599)	26	13,755	4,429

Note 28 - Assets and Liabilities Analyzed by Currency and Linkage Basis (cont'd)

C. Consolidated

	December 31, 2002						
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
				(in thousands)			
Cash and cash equivalents	-	949	2,415	2,771	102	-	6,237
Trade and other receivables and prepaid expenses	143	20,734	3,361	2,667	103	1,189	28,197
Inventories	-	-	-	-	-	12,392	12,392
Property and equipment, net	-	-	-	-	-	54,032	54,032
Goodwill	-	-	-	-	-	4,973	4,973
Total assets	143	21,683	5,776	5,438	205	72,586	105,831
Short-term credit and current maturities of long-term debts	2,435	14,406	3,847	43	-	-	20,731
Trade payables	-	15,018	2,719	4,959	-	-	22,696
Other liabilities and accrued expenses	22	5,842	741	1,061	254	-	7,920
Long-term debt, excluding current maturities	7,164	1,486	12,081	-	-	-	20,731
Employee severance benefits, net	-	933	-	61	-	-	994
Minority interest	-	-	-	-	-	1,840	1,840
Total liabilities	9,621	37,685	19,388	6,124	254	1,840	74,912
Total shareholders' equity	(9,478)	(16,002)	(13,612)	(686)	(49)	70,746	30,919

Note 29 - Subsequent Events

A. In January 2004, $ 200,000 out of the convertible debenture note has been converted into 606,060 ordinary shares of the Company which constitutes 11% of the Company's shares after the conversion.

B. In February 2004, the Environment Quality Services Company Ltd. in Ramat-Hovav advised the Company that it would cease the reception and treatment of certain liquid waste from the Company. As a result, the Company began legal proceedings against the Environment Quality Services Company Ltd., the Ministry of Environment and the Industrial Municipality of Ramat-Hovav. During such proceedings, the parties reached a temporary agreement that allows the Company to continue to send the waste to Ramat-Hovav. The Company's lawsuit is still pending at court. Since the claim is still in its early stages, there is no assurance that the temporary solution will become permanent, nor it is possible to assess the success of such legal proceedings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.

By: A. Reichart

Arieh Reichart
President and Chief Executive Officer

Date: December 2, 2004